UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-55760

CUSIP NUMBER
55387R 107

(Check One):     [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q   [  ] Form 10-D   [  ] Form N-CEN   [  ] Form N-CSR

For Period Ended: September 30, 2022

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

MOBILE INFRASTRUCTURE CORPORATION
Full Name of Registrant

THE PARKING REIT, INC.
Former Name if Applicable

30 W. 4th Street
Address of Principal Executive Office (Street and Number)

Cincinnati, Ohio 45202
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annualreport, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mobile Infrastructure Corporation, a Maryland corporation (formerly known as The Parking REIT, Inc., the “Company”), has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022 (the “Form 10-Q”) and is filing this Notification of Late Filing on Form 12b-25 with respect to the Form 10-Q. The Form 10-Q could not be filed within the prescribed time period because the Company requires additional time to finalize its financial statements and other disclosures to be included in such Form 10-Q. The Company currently expects to file the Form 10-Q within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contract in regard to this notification

Stephanie Hogue	513	834-5110
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes [X] No [ ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] No [ ]

Management expects that as a result of (i) a continued increase in demand for parking and (ii) the strategic restructuring of most of the Company’s leases and management contracts to a new lease structure which require tenants to pay a lower base rent and the Company collecting a higher percentage of parking revenues generated at the properties (the "New Lease Structure"), the Company’s financial and operating results for the quarter ended September 30, 2022 will be significantly different from the results reported for the Company’s quarter ended September 30, 2021. Specifically, results of operations for the quarterly period ended September 30, 2022 will reflect the following:

Base rental income

A 33.9% decrease in base rental income for the three months ended September 30, 2022 compared to the same period in 2021, which is due to (1) a $1.3 million decrease in rental income from the Company’s same store properties as a result of the New Lease Structure, partially offset by (2) a $0.3 million increase in base rental income related to five parking facilities acquired in the third and fourth quarters of 2021 and one property acquired during the second quarter of 2022 and (3) a $0.2 million increase for base rental income recognized through a consolidated VIE entity that prior to August 25, 2021 was accounted for under the equity method of accounting.

Management income

A $1.3 million decrease in management income for the three months ended September 30, 2022 compared to the same period in 2021, which is due to the restructuring of management contracts to the New Lease Structure.  Management income for 2021 reflects income from 14 management contracts that existed as of September 30, 2021. As of September 30, 2022, there are no management contracts in effect.

Percentage rental income

A $5.0 million increase in percentage rent income, which is due to (1) a $2.6 million increase from the Company’s same store properties as a result of an increase in the demand for parking across the Company’s portfolio as well as the impact of the New Lease Structure whereby the Company is recognizing a higher percentage of parking revenues generated at its properties, and (2) a $2.4 million increase related to five parking facilities acquired in the third and fourth quarters of 2021 and one property acquired during the second quarter of 2022. Under the New Lease Structure in addition to base rent the Company recognizes percentage rent equal to a designated percentage, typically ninety percent (90%), of the amount by which gross revenues at the property during any lease year exceed a negotiated base amount.

Organizational, offering and other costs

During the three months ended September 30, 2022, the Company incurred approximately $2.2 million in organizational and offering costs in connection with the pending merger between the Company and Mobile Infrastructure Trust and other transactions primarily attributable to legal and accounting fees.

MOBILE INFRASTRUCTURE CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2022	By:	/s/ Stephanie Hogue
Stephanie Hogue
	Title:	Chief Financial Officer